UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Shanda Games Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

81941U105**

(CUSIP Number)

Kelvin Wing Kee Lau

 Perfect World Co., Ltd.

Perfect World Plaza, Tower 306

86 Beiyuan Road, Chaoyang District

Beijing 100101, People’s Republic of China

Telephone: +86 10 5780-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Jeffrey J. Sun, Esq.

Orrick, Herrington & Sutcliffe LLP

47th Floor, Park Place, 1601 Nanjing Road West

Shanghai 200040

People’s Republic of China

Telephone: +86 21 6109 7000

September 1, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**   This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81941U105
1	Name of Reporting Person Perfect World Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 30,326,005(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 30,326,005 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,326,005 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.2% (2)
14	Type of Reporting Person CO

(1)	Representing 30,326,005 Class A ordinary shares of the Issuer held by Perfect World Co., Ltd.

(2)

percentage calculated based on total Class A ordinary shares of the Issuer outstanding as of August 31, 2014. As of August 31, 2014, 187,395,237 Class A ordinary shares (including Class A ordinary shares represented by American Depositary Shares) and 349,801,719 Class B ordinary shares were outstanding.

INTRODUCTION

This statement on Schedule 13D/A (the “Statement”) amends the Schedule 13D previously filed by Perfect World Co., Ltd. (the “Reporting Person”) with the SEC on April 24, 2014, as amended and supplemented by the Amendment No. 1 filed by the Reporting Person on April 28, 2014 and the Amendment No. 2 filed by the Reporting Person on May 19, 2014 (the “Original 13D”) with respect to Shanda Games Limited (the “Issuer”). Except as amended and supplemented herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

Item 4.           Purpose of Transaction:

Item 4 is hereby amended and restated as follows:

On January 27, 2014, Shanda Interactive Entertainment Limited (“Shanda Interactive”) and Primavera Capital (Cayman) Fund I L.P. (the “Primavera,” together with Shanda Interactive, the “Consortium” and each member in the Consortium, a “Consortium Member”) entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, the Consortium Members agreed, among other things, (i) to jointly deliver a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Issuer (the “Board”) to acquire the Issuer in a going private transaction (the “Transaction”), (ii) to deal exclusively with each other with respect to the Transaction until the earlier of (x) 9 months after the date thereof, and (y) termination of the Consortium Agreement by all Consortium Members, (iii) to use their reasonable efforts and cooperate in good faith to arrange debt financing to support the Transaction, and (iv) to cooperate and proceed in good faith to negotiate and consummate the Transaction.

On April 18, 2014, SDG and the Reporting Person entered into the PW Share Purchase Agreement pursuant to which SDG agreed to sell, and the Reporting Person agreed to purchase, 30,326,005 Class A Ordinary Shares (the “PW Purchase Shares”) at US$3.2975 per Class A Ordinary Share (the “PW Purchase Price”) subject to the terms and conditions thereof. Pursuant to the PW Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of PW Purchase Shares where the Reporting Person is part of the buyer consortium and the price per share in the going-private transaction (the “Going-private Price”) is higher than the PW Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of PW Purchase Shares where the Reporting Person is not part of the buyer consortium solely due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the PW Purchase Price, the Reporting Person shall pay SDG the shortfall between the PW Purchase Price and the Going-private Price with respect to all PW Purchase Shares.  Pursuant to the PW Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of PW Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall pay to the Reporting Person an amount equal to the PW Purchase Price in exchange for the PW Purchase Shares. The purchase and sale of the PW Purchase Shares was completed on May 16, 2014.

Concurrently with the execution of the PW Share Purchase Agreement, Shanda Interactive, Primavera and the Reporting Person entered into an adherence agreement (the “PW Adherence Agreement”), pursuant to which the Reporting Person became a party to the Consortium Agreement and joined the Consortium.

On September 1, 2014, the Reporting Person, Shanghai Buyout Fund L.P. (the “Purchaser”) and Primavera Capital (Cayman) Fund I L.P. entered into a share purchase agreement (the “New Purchase Agreement”), pursuant to which the Reporting Person agreed to sell, and the Purchaser agreed to purchase, 30,326,005 Class A Ordinary Shares (the “PW Sales Shares”) at US$3.45 per Class A Ordinary Share (the “PW Sale Price”) subject to the terms and conditions thereof.

Concurrently with the execution of the New Purchase Agreement, the Reporting Person and certain other parties executed a consortium withdrawal notice (the “Notice”) and a consent and release (the “Consent”), pursuant to which the Reporting Person ceased to be a party to the Consortium Agreement and the Consortium, and all remaining obligations of the Reporting Person and its affiliates under the PW Share Purchase Agreement shall automatically terminate. As a result, the Reporting Person shall no longer be liable to any other withdrawing party or any remaining party to the Consortium Agreement under or in relation to such agreement, prior to, on or after September 1, 2014, and the Reporting Person shall be released, waived and discharged from any and all actions, causes of action, suits, or any other claims of similar kind or nature, arising out of or relating to the PW Share Purchase Agreement, upon the consummation of the transactions contemplated by the New Purchase Agreement.

Descriptions of the Proposal, the Consortium Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the New Purchase Agreement, the Notice and the Consent in this Statement are qualified in their entirety by reference to the Proposal, the Consortium Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the New Purchase Agreement, the Notice and the Consent, which are filed hereto as Exhibits 7.01, 7.02, 7.03, 7.04, 7.05, 7.06 and 7.07, and incorporated herein by reference in their entirety.

Item 5.           Interest in Securities of the Issuer:

Item 5 is hereby amended and restated as follows:

(a) – (b) The following disclosure assumes that there were a total of 187,395,237 Class A Ordinary Shares and 349,801,719 Class B Ordinary Shares outstanding as of August 31, 2014. Each Class A Ordinary Share is entitled to one vote per share and is not convertible into Class B Ordinary Shares. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time into one Class A Ordinary Share at the election of its holder. As of the date hereof, the Reporting Person holds 30,326,005 Class A Ordinary Shares, representing approximately 16.2% of the Class A Ordinary Shares of the Issuer outstanding as of September 1, 2014, or approximately 5.6% of the combined total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer.

(c) Except as set forth Items 3 and 4, to the best knowledge of the Reporting Person with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the shares of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 6 is hereby amended and restated as follows:

The descriptions of the principal terms of the Proposal, the Consortium Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the New Purchase Agreement, the Notice and the Consent under Item 3 and 4 are incorporated herein by reference in their entirety.

Item 7.           Material to be Filed as Exhibits:

Exhibit 7.01:

Preliminary Proposal between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.02:

Consortium Agreement between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.03:

Share Purchase Agreement between Shanda SDG Investment Limited and Perfect World Co., Ltd. dated April 18, 2014 (incorporated herein by reference to Exhibit 7.05 to amendment No. 2 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.04:

Adherence Agreement among Perfect World Co., Ltd., Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P., dated April 18, 2014 (incorporated herein by reference to Exhibit 7.06 to amendment No. 2 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.05:	Share Purchase Agreement among Perfect World Co., Ltd., Primavera Capital (Cayman) Fund I L.P. and Shanghai Buyout Fund L.P., dated September 1, 2014.

Exhibit 7.06:

Withdrawal Notice executed by Perfect World Co., Ltd., FV Investment Holdings, and CAP IV Engagement Limited, and acknowledged and agreed by Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P., dated September 1, 2014.

Exhibit 7.07:	Consent and Release by and among Shanda SDG Investment Limited, Primavera Capital (Cayman) Fund I L.P. and Perfect World Co., Ltd., dated September 1, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 2, 2014

PERFECT WORLD CO., LTD.

By:	/s/ Robert Hong Xiao
Name: Robert Hong Xiao
Title: Chief Executive Officer

INDEX TO EXHIBITS

Exhibit 7.01:

Preliminary Proposal between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.02:

Consortium Agreement between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.03:

Share Purchase Agreement between Shanda SDG Investment Limited and Perfect World Co., Ltd. dated April 18, 2014 (incorporated herein by reference to Exhibit 7.05 to amendment No. 2 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.04:

Adherence Agreement among Perfect World Co., Ltd., Shanda Interactive Entertainment Limited, Primavera Capital (Cayman) Fund I L.P., dated April 18, 2014 (incorporated herein by reference to Exhibit 7.06 to amendment No. 2 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.05:	Share Purchase Agreement among Perfect World Co., Ltd., Primavera Capital (Cayman) Fund I L.P. and Shanghai Buyout Fund L.P., dated September 1, 2014.

Exhibit 7.06:

Withdrawal Notice executed by Perfect World Co., Ltd., FV Investment Holdings, and CAP IV Engagement Limited, and acknowledged and agreed by Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P., dated September 1, 2014.

Exhibit 7.07:	Consent and Release executed by Shanda SDG Investment Limited, Primavera Capital (Cayman) Fund I L.P. and Perfect World Co., Ltd., dated September 1, 2014.